Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

05011011

File No. 82-34759
September 1, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since August 5, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dw 9/9

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
August 5, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated September 1, 2005 (Attached hereto as Exhibit A-1)

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since August 5, 2005 include the following information:

i. August 11, 2005– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of July 31, 2005, Kao had issued 549,443,701 shares of common stock, and held 2,862,922 of them.

Exhibit A

NEWS
FOR IMMEDIATE RELEASE

September 1, 2005

Kao to Establish Internal Control Committee

Kao Corporation (President and CEO: Motoki Ozaki, Headquarters: Tokyo, Japan) announces on September 1st that it has established an Internal Control Committee and made improvements to relevant committees. The Kao Internal Control Committee, to be chaired by the president, aims to enhance the quality of business activities through effective company-wide integration of functions related to internal control including disclosure, compliance, risk management and internal audit.

With regard to the internal control activities, until now, Kao has conducted its planning, implementation, monitoring and reporting in accordance to individual committees and divisions such as: CSR Committee, Compliance Committee, Committee for Responsible Care Promotion, Quality Assurance Committee, TS (Trade Secret) & Personal Information Committee, and through sections such as: Corporate Audit Services, Environment & Safety Division, Product Quality Management Division, Risk Management Department, Legal & Compliance Division and Accounting & Finance Division, etc. This time, the Company has integrated and streamlined these activities so as to function effectively as the Kao Group's Internal Control Committee, with the aim of improving the quality of business activities.

The newly established Internal Control Committee, as one of administrative functions in the Management Committee, will hold discussions and make decisions on fundamental policy or operational planning of internal control. Other roles will include: monitoring the activities of the relevant committees, confirming the effectiveness of internal auditing activities, and as the need arises, approving and reporting on discussions at the Board of Directors meeting.

Corporate Communications Department, Kao Corporation
14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, TOKYO 103-8210 JAPAN TEL. 03-3660-7043 FAX.03-3660-7044 URL http://www.kao.co.jp

The following committees are placed under the Internal Control Committee: Disclosure Committee (newly established), Compliance Committee, TS (Trade Secret) & Personal Information Committee, Risk Management Committee (renamed), Committee for Responsible Care Promotion and Quality Assurance Committee.

Through the improvements being made to the internal control system with the establishment of the Internal Control Committee, Kao is aiming to be a 'competitive and respected company'.

Kao's New Internal Control Committee and relevant Organizations


Board of Directors
Management Committee
CSR Committee
Internal Control Committee
Disclosure Committee
Compliance Committee
TS(Trade Secret)&Personal Information Committee
Risk Management Committee
Committee for Responsible Care Promotion
Quality Assurance Committee
Accounting & Finance Division
Legal & Compliance Division
Risk Management Department
Product Quality Management Division
Environment & Safety Division
Corporate Audit Services

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成17年８月11日
【報告期間】	自　平成17年７月１日　至　平成17年７月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成17年7月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6％であります。

(2)【子会社からの買受けの状況】

平成17年7月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

(3)【定款の定めによる取締役会決議による買受けの状況】

平成17年7月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

2【処理状況】

平成17年7月31日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	―	―
計	―	―	―
消却の処分を行った取得自己株式	月　日	―	―
計	―	―	―
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	―	―
計	―	―	―
合計		―	―

3【保有状況】

平成17年7月31日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	2,862,922